Mail Stop 4720   February 25, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re: United America Indemnity, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 16, 2010**
> **File No. 000-50511**

Dear Mr. Frakes:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal Number One: The Transaction, page 35

1. Please disclose whether you currently have, or do not have, any plans to issue any of the additional unissued authorized shares as a result of the approval of the one-for-two exchange.

Where You Can Find More Information, page 99

2. Please revise this section to incorporate by reference your Form 8-K/A filed on July 22, 2009 and your Form 8-K filed on February 17, 2010. In addition, it does not appear that you filed a Form 8-K on July 27, 2009. Please revise your filing accordingly.

Larry A. Frakes
United America Indemnity, Ltd.
February 25, 2010
Page 2

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Simone Bono
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017